SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF nº 01.832.635/0001-18

NIRE 35.300.150.007

Publicly-held company

NOTICE TO SHAREHOLDERS

Capital Increase

TAM S.A. (hereinafter simply referred to as “Company”) herein inform the Shareholders that its Borad of Directors in the meeting held on July 30, 2010, approved among other issues, the Company’s Capital Increase, for the private subscription within the limited of the authorized capital, under the following provisions and conditions:

I – Amount of the Capital Increase, Shares Issued and Issuance Price.

The Capital Increase shall be for one hundred forty-four million three hundred ninety-five thousand four hundred fifty reais (R$144,395,450.00) upon the issuance of five million six hundred twenty one thousand six hundred thirty-four (5,621,634) new common shares at the issuance price of twenty-five reais sixty-nine cents (R$ 25.69) each common share (hereinafter referred to as “Capital Increase”)

Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro, all  TAM – Empreendimentos e Participações S.A. shareholders, the controlling shereholder of the company with 44,804,238 common shares and 24,768,755 preferred shares  as well as Marcos Adolfo Tadeu Senamo Amaro, Amaro Aviation Participações S.A partner, holding 5,295,149 common shares of the Company, shall subscribe and pay up the shares in the Capital Increase under the following conditions, if no preemptive right is exercised by other shareholders, which were not herein named:

•         Maria Cláudia Oliveira Amaro: 858,688 new common shares:

•         Maurício Rolim Amaro: 858,688 new common shares

•         Noemy Almeida Oliveira Amaro: 2,576,109 new common shares

•         João Francisco Amaro: 469,461 new common shares

•         Marcos Adolfo Tadeu Senamo Amaro: 858,688 new common shares

The issuance price of the shares in the Capital Increase was determined, without the unjustified dilution to the current shareholders of the Company based on the average closing price of the Company’s preferred shares at BM&FBovespa, in the thirty (30) days prior to the Material Fact of July 13, 2010, as provided under 170 article, 1st § of Law 6404/76 as amended (hereinafter simply referred to as “LSA”). The choice of the market price on the Company’s preferred shares in order to determine the issuance price of the common shares takes into account the high liquidity of the Company’s preferred shares.

In view of the Capital Increase, the Company’s corporate capital shall be eight hundred nineteen million eight hundred ninety-two thousand three hundred ninety-six reais forty eight cents (R$819,892,396.48) represented by fifty-five million eight hundred sixteen thousand six hundred eighty-three (55,816,683) common shares, one hundred million three hundred ninety thousand ninety-eight (100,390,098) preferred shares and the Capital Increase is made within the limits of the authorized capital as set forth under article 6th to the Bylaws.

II. Reasons for the Capital Increase

The capital increase is part of the operation to acquire the company TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (hereinafter referred to as “TAM Milor”) as explained in the Material Fact of July 13, 2010 (hereinafter referred to as “Material Fact”). TAM Milor was the owner of TAM trademarks and the similar trademarks (hereinafter referred to as “TAM trademarks”) used by the Company, and its controlled TAM Linhas Aéreas S.A. and other associated companies. The use of such trademarks by mentioned companies was rendered formal by the trademarks use license agreement signed on March 10, 2005, which provides on the payment of the monthly compensation adjusted by IGP-M on behalf of the trademarks owner, as informed on the information related to the concerned parties’ transactions, rendered by the Company in its periodical reports. TAM Milor also receives the compensation from TAM Aviação Executiva e Táxi Aéreo S.A. for using TAM trademarks. TLSA has the control on TAM trademarks by the acquisition of all TAM Milor shares which are integrated to the assets by means of the investment in TAM Milor.  TLSA paid the total price of one hundred sixty-nine million eight hundred seventy-seven thousand reais (R$169,877,000.00) for the purchase of TAM Milor shares, where 15% in cash and the 85% balance of one hundred forty-four million three hundred ninety-five thousand four hundred forty reais (R$144,395,450.00) represented by promissory notes on sellers' behalf (hereinafter referred to as “Credit”).  The sellers, the current TAM Milor shareholders, are also shareholders of the Company, and jointly own the majority of the common shares. The same seller shall contribute with the Credit to the Company’s capital increase, by subscribing the new common shares and complying with the preemptive right of other shareholders to take part in such subscription.  Therefore, the Company shall be the owner of the Credit. The same Credit shall be used for the capital increase of the TLSA controlled, the Credit debtor.

III. Preemptive Right

The preemptive right to subscribe the shares issued by the Capital Increase is ensured to the Company’s shareholders owners of the common and preferred shares in order to subscribe the shares issued in the capital increase, proportional to the shares owned thereby prior to the closing of the market on the day immediately before the date this Notice to Shareholders is published.

The common shares to be acquired from August 2, 2010, inclusively, are not entitled to the preemptive right to subscribe the shares issued in the capital increase.

In such respect, each 26.79 Company’s shares, whether common or preferred, shall grant the preemptive right to the titleholder to subscribe one (01) new common share in the capital increase.

The fractions of the shares issued by the Company shall be disregarded when resulting from the exercise of the preemptive right to the subscription by the Company’s shareholder on the capital increase, for the purposes of the preemptive exercise. The shares fractions shall be grouped in full shares numbers which shall be subscribed by the shareholders which interest on the remaining from the shares grouping was informed in the subscription bulletin.

IV. Ex-right negotiation of Subscription.

Starting on August 2, 2010, inclusively, the shares issued by the Company shall be negotiated ex-right of subscription.

V. Term for the Performance of the Preemptive Right.

The preemptive right shall be exercised within thirty (30) days from the date the meeting of the Company’s Borad of Directors of June 30, 2010 is published. Therefore, the term for the performance of the preemptive right shall be from August 2, 2010 up to August 31, 2010, inclusively.

VI. Assignment of the Subscription Right.

The preemptive right related to the shares subscription subject to the Capital Increase shall be freely assigned to third parties, or other shareholders, by the shareholders owning the company common shares and preferred shares as desired, pursuant the provisions under article 171, 6th§ of Corporate Laws.

VII. Procedures to Subscribe the Shares and the Negotiation of the Preemptive Rights on Subscriptions.

The shareholders owning the Company’s shares deposited at Itaú Unibanco S.A. intending to exercise the preemptive right to subscribe the new shares  shall go to any Itaú Unibanco S.A. branch, to subscribe the new shares, by signing the subscription bulletin and paying the correspondent price. The service shall be performed during the bank hours, from August 2, 2010 up to August 31, 2010, inclusively.  The shareholders owning the shares deposited at the Assets Depositary Central of BM&FBOVESPA (hereinafter referred to as “Assets Depositary Central”) shall exercise their respective rights by their custody agents and according to the rules set forth by the Assets Depository Central and complying with the terms and conditions under this Notice.

The shareholders owning the shares issued by the Company and deposited at Itaú Unibanco S.A. intending to assign their preemptive rights on the subscription (including the right to subscribe the remaining) could do so, by one specialized branch of Itaú Unibanco S.A. The shareholders could not assign the subscription right on the remaining if the preemptive right was already exercised.

The shareholder shall contact their custody agents if the shares are under BM&FBOVESPA custody.

VIII  Rights of the Shares issued in the Capital Increase.

The new common shares issued under the Capital Increase are entitled to receive the dividends and/or interests on the capital in full, as well as any other right to be declared by the Company starting on the subscription date, and in the same conditions of the other common shares issued by the Company.

IX. Payment Conditions.

The shares shall be paid-up in cash, in domestic currency or by the capitalization of the credits duly qualified by the Company, at the subscription act.

X. Procedure for the Remaining Subscription

The shareholders shall express their interests on the remaining reserves in the corresponding shares subscription bulletin.  After the termination of the term to exercise the preemptive right, the shareholders that had expressed their interest on the remaining reserve in the subscription bulletin shall be granted five (5) days term from the date the remaining are determined as informed by Itaú Unibanco S.A. to subscribe the remaining on non-subscribed shares. The Company shall inform the information on the remaining shares by the communication to the market filed in CVM IPE system.

There shall remain no non-subscribed shares as the capital increase shall be paid by capitalizing the Credit on the exact amount of the capital increase. Therefore, the Notice to the Shareholders on the conclusion of the increase shall not be published.

The shareholder that has made an option for the remaining shares subscription during the preemptive right period, shall appear at the branches specialized to shareholders service of Itaú Unibanco S.A. The shareholders owning the shares deposited at the Assets Depositary Central of shall exercise their respective rights by their custody agents and according to the rules set forth by the Assets Depository Central and complying with the terms and conditions under this Notice.

XI. Documents to The Shares Subscription and the Assignment of the Subscription Right.

Individual: Identity Card, Taxpayer Record (“CPF”) and address proof.

Corporation: Articles of Incorporation or Bylaws and the Minutes of the Meeting electing the active managers duly filed at the qualified body of the National Department of Trade Registration (“NDRC”) and the address proof.

XII. Service Places.

Branches of Itaú Unibanco S.A.

XIII. Shares Credits.

The issued shares shall be credited up to three (3) business days after the Capital Increase is approved by the Borad of Directors.

XIV. Limits to the Resale in United States.

The Company shall not record the offer or sale of the new common shares to be issued in the Capital Increase before Securities and Exchange Commission (“SEC”), governed by the  U.S. Securities Act de 1933 (“Securities Act”) provisions. Therefore, the shareholder should not offer or sell the common shares to be issued in the Capital Increase in United States, unless such offer and sale is recorded under the Securities Act or exempted from the requirements under said provisions.

XVI. Information to Shareholders owning ADSs

Taking into account TAM will not register the common shares issued in the capital increase before US Securities and Exchange Commission, and taking into account the provisions under the  Deposit Agreement governing the American Depositary Receipts (“ADR”) representing the preferred shares issued by the Company, the ADR Depository Bank will not exercise the preemptive right, neither the  ADR titleholder are entitled to the preemptive right granted by the shares supporting the  ADRs.

XVII. Additional Information

Detailed information on the Capital Increase, as required by  CVM Instruction nº 481/09, should be obtained at CVM site  (www.cvm.gov.br) or BM&FBOVESPA (www.bovespa.com.br), or the Investors Relations Area of the Company    (www.tam.com.br/ri), at the telephone (11) 5582-9715, fax: (11) 5582-8149 or e-mail: [ri@tam.com.br]

São Paulo, July 30, 2009.

TAM S.A.

Libano Miranda Barroso

Investor Relations Director

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.